

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 30, 2018

<u>Via E-mail</u>
Tae-Seung Sohn
President and Chief Executive Officer
Woori Bank
51, Sogong-ro, Jung-gu, Seoul 04632, Korea

  Re: Woori Bank
    Form 20-F for the Fiscal Year Ended December 31, 2017
    Filed April 30, 2018
    File No. 1-31811

Dear Mr. Sohn:

  We refer you to our comment letter dated October 11, 2018, regarding business contacts with North Korea, Sudan and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        /s/ Cecilia Blye

        Cecilia Blye, Chief
        Office of Global Security Risk

cc: Pamela Long
  Assistant Director
  Division of Corporation Finance